CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, including statements regarding our expectations regarding our ability to implement, execute, complete, or realize the benefits of our restructuring initiative on the timeline we expect, including our expectations with respect to our expected restructuring charges, cost savings and the reduction of our planned capital expenditures, statements that describe any anticipated offering of securities under our Shelf Prospectus and Registration Statement or the filing of a Prospectus supplement, outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations), strategy, order backlog, order book of expected deliveries, future product roadmap costs and selling prices, future product sales, future production capacities and volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: our ability to execute and achieve the benefits of our restructuring initiative and other cost savings measures; challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; costs of integration, and the integration failing to achieve the expected benefits of the transaction; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks (such as conflicts in Ukraine and the Middle East), including changes in the rates of investment, inflation or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; challenges or delays in our technology and product development activities; changes in our customers’ requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; the severity, magnitude and duration of the on-going COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers’, partners’ and joint venture businesses, and on global supply chains; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 4, 2024

Section	Description
1.Introduction	1.1 Preparation of the MD&A 1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. 2024 Business Outlook	3.1 2024 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate 4.2 North America 4.3 China
5. Results of Operations
5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended September 30, 2024
5.3 Summary of Key Financial Metrics –
Nine months ended September 30, 2024
5.4 Operating Expenses and Other Items –
Three and nine months ended September 30, 2024
5.5 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
6.1 Summary of Cash Flows
6.2 Cash Provided by (Used by) Operating Activities
6.3 Cash Provided by (Used by) Investing Activities
6.4 Cash Provided by (Used by) Financing Activities
6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of November 4, 2024 and should be read in conjunction with our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2024 and our audited consolidated financial statements and accompanying notes for the year ended December 31, 2023. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.
1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the nine months ended September 30, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.
2. CORE BUSINESS AND STRATEGY
2.1 Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales, assembly, research and development, certain engineering services and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales, quality, supply chain, and after-sales service office in Guangzhou, Guangdong Province, China.
We also have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s liquid cooled fuel cell stack (“LCS”) and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
Furthermore, we have certain non-controlling and non-equity accounted investments: (i) a 3% equity interest in Quantron AG (“Quantron”), a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption; (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. (“Wisdom”), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles; and (iii) a 7.3% equity interest in Forsee Power SA (“Forsee Power”), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport. We have invested in two hydrogen infrastructure and growth equity funds: (i) a 10.4% interest in the HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; and (ii) a 1.5% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France. We have also invested in a decarbonization and climate technology and growth equity fund holding a 2% interest in Templewater Decarbonization I, L.P. (“Templewater”), a limited partnership registered in Cayman Islands.
2.2 Strategic Imperatives

We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.
We typically select our target market applications based on use cases where the comparative user value proposition for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where fuel cell vehicles typically return to a depot or hydrogen hub for centralized refueling and don’t require a distributed hydrogen refueling network. Our current target markets include certain medium- and heavy-duty mobility applications for bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.
We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current target markets are the geographic regions of Europe, North America, and China.
While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and select geographic regions will significantly expand and strengthen our long-term business prospects by increasing volume scaling in our operations, enabling lower product and production costs for the benefit of all markets, improving our competitive positioning and market share, enabling diversified revenue streams and profit pools, and improving our return on investment in our technology and product development programs and our investments in manufacturing.
Our strategy is built on four key themes:
•Double down in the fuel cell stack & module: invest in leading PEM fuel cell technology and products to provide leading value to our customers and end users on a total cost of ownership basis;
•Accelerate market development: deepen and create new partnerships to accelerate hydrogen and fuel cell market adoption and grow volumes for product sales;
•Win in key regions: prioritize investments in North America and Europe, and monitor China before materially deepening our investment in China; and
•Here for Life: deliver a compelling environmental, social and governance (“ESG”) proposition for our stakeholders.

In 2020 and 2021, we materially strengthened our financial position through equity financings. Following these financings, given strong indicators of long-term market adoption of hydrogen and zero-emission mobility, including certain policy announcements, given growing customer interest in our fuel cell products across multiple market applications, given a growing opportunity set, and given an increasingly competitive PEM fuel cell environment, we strategically decided to significantly increase and accelerate our investments ahead of the expected market adoption curve. As a result, over the past three years, we increased and accelerated our investments in technology and product innovation, product cost reduction, production capacity expansion and localization plans, strategic pricing for select customer platform wins and demonstration programs, and improving customer experience.
In 2023, given challenging and dynamic macroeconomic and geopolitical conditions, given notable delays in hydrogen and fuel cell policy implementation and market adoption, and given changes in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons, we initiated certain actions to protect our balance sheet and long-term sustainability. For example, we implemented a modest headcount reduction, rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including Ballard Motive Solutions in the U.K. We also suspended a proposed $130 million investment for the localization of a new MEA production facility in China in early 2024.
In 2024, we observed further indicators of slowing hydrogen and fuel cell policy implementation and market adoption. In the context of an uncertain macroeconomic and geopolitical outlook and amid protracted policy uncertainty, we noted a multi-year push-out of hydrogen project development and the availability of low-cost, low carbon hydrogen and hydrogen refueling infrastructure. We also noted a material weakening of the financial position of certain customers, increasing the risk on the ability of certain customers to continue with their product development programs and commercialization plans, and placing more risk on our sales order book and sales pipeline, as well as on certain of our development programs, trade receivables and inventory investments. We also observed a continued deterioration in the financing environment for certain customers and partners, including reduced access to capital and a continued compression in industry valuations.
As this context represents a significant headwind to our corporate growth plan, we initiated a global corporate restructuring to moderate our investment intensity and pacing to better align with delayed market adoption. We expect our restructuring to reduce total annualized operating costs by more than 30%, with a substantial part of the anticipated reduction in annualized operating costs expected to be realized in 2025. Our restructuring includes a sizeable workforce reduction, further rationalization and consolidation of global operations and facilities, and a reduction in planned capital expenditures. With continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV, and as part of our global restructuring, we have reduced our corporate cost structure in China and initiated a strategic review of the Weichai Ballard JV.

Given continued uncertainties in hydrogen and fuel cell policies, and the uncertainties relating to the adoption rate and timing for PEM fuel cells in heavy mobility applications, we do not see a business case for production capacity expansion investments in the foreseeable future. Accordingly, we have also repositioned our previously planned Texas gigafactory expansion program to an optionality plan, where we expect to defer our final investment decision to 2026 pending clear market adoption and demand indicators, while still preserving over $94 million of awarded government funding. With no material capital investments made during this optionality period, we will reassess the underlying business case in 2026.
As we look to our long-term strategic plan and cascading capital allocation, we continue to have high conviction on hydrogen and PEM fuel cells playing an important role in decarbonizing select heavy mobility and stationary power applications. We see compelling use cases where customers are attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero emissions. At Ballard, we remain focused on our customers and our controllables, including the development of next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.
3. 2024 BUSINESS OUTLOOK
3.1    2024 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2024. We continue to expect revenue in 2024 to be back-half weighted and particularly indexed to our fourth quarter. Our 2024 outlook continues to include:
•Total Operating Expenses: 2024 outlook range of $145 million to $165 million – We continue to expect total Operating Expenses (excluding discontinued operations) for fiscal 2024 to be between $145 million and $165 million. We expect to be at the lower end of the guidance range excluding restructuring charges of $16.3 million incurred in the first three quarters of 2024. Including restructuring charges, we expect to be at the high end of the guidance range (including $122.2 million expensed in the first three quarters of 2024 (including the noted restructuring charges of $16.3 million to date); compared to $141.1 million in fiscal 2023) as we continue to invest in research and product development across our markets, including rationalization of our product portfolio, accelerating product cost reduction initiatives, and increased investment to accelerate development of our next-generation core products including MEAs, plates, stacks, and modules.
•Capital Expenditures: 2024 outlook range of $25 million to $40 million – We continue to expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2024 to be between $25 million and $40 million but now at the lower end of the guidance range (including $21.7 million expended in the first three quarters of 2024).
Our expectations for the remainder of 2024 are in part supported by our 12-month Order Book of approximately $58.2 million which is derived from our Order Backlog of approximately $122.7 million as of September 30, 2024. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.
Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first ten months of 2024; sales orders received for units and services expected to be delivered in the remainder of 2024; risk adjustments to our sales orderbook and sales pipeline related to certain customers experiencing weakened or delayed end-market conditions and opportunities or weakened financial positions, purchase and cost commitments currently in existence for fiscal 2024; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2024; an estimate of purchase and cost commitments to be generated in each of our locations for the balance of 2024; and assumes an average U.S. dollar exchange rate in the mid $0.70’s in relation to the Canadian dollar for 2024.
The primary risk factors to our business expectations for 2024 are customer, production, or program delays or cancellations in delivering against existing power products and technology solutions orders and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of technology service customers including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions as a result of delays in achieving technology solutions program milestones; disruptions as a result of our reliance on a limited number of customers and certain of those customer’s internal development and commercialization plans and financial liquidity; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.
In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.
Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including:

risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries.  In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.
Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company’s revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.
4.RECENT DEVELOPMENTS (Including Contractual Updates)
4.1     Corporate
Ballard announces restructuring to lower total operating expenses by more than 30% to align with delayed market adoption, while maintaining long-term competitiveness and balance sheet strength
On September 12, 2024, we announced a global corporate restructuring to reduce corporate spending and to maintain balance sheet strength amid a slowdown in hydrogen infrastructure development and delayed fuel cell adoption. We expect our restructuring measures to impact our global operations, yielding anticipated annualized total operating expense savings in excess of 30%, with a substantial part of the annualized savings being realized in 2025.
The scope of reduction measures include a reduction in workforce, a rationalization in product development programs, operational consolidation, and reduction in capital expenditures. Cost reduction measures are not expected to impact product delivery and program execution required to fulfill customer commitments.
As part of the restructuring, we made certain changes to our executive team. Kate Igbalode succeeded Paul Dobson as our Chief Financial Officer effective September 12, 2024. Mark Biznek will be succeeded by Lee Sweetland as our new Chief Operating Officer at the end of 2024.
In connection with the global restructuring, we recognized restructuring and related costs of $16.1 million in the third quarter of 2024, primarily accrued in provisions and other current liabilities as of September 30, 2024, consisting of personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.  Additional restructuring charges are expected in the fourth quarter of 2024.
In addition to the above noted restructuring charges, we recognized impairment charges on property, plant and equipment impairment charges of ($1.8) million in the third quarter of 2024 consisting of the write-down of certain assets located primarily in Denmark and China that are to be discontinued pursuant to the global corporate restructuring initiative.
4.2     North America
Ballard announces purchase order to supply 200 fuel cell engines to New Flyer
On November 4, 2024, we announced a purchase order to supply 200 fuel cell engines to New Flyer, a subsidiary of NFI Group Inc., a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe.
The order of 200 fuel cell engines, representing a total of approximately 20 MW of power, is the second purchase order under the long-term supply agreement announced in January 2024, and double the first purchase order of 100 engines under this agreement. Delivery of the 200 engines is planned for 2025 and are expected to power New Flyer’s next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the U.S., including California, Washington, Arizona, Nevada, and New York.
4.3     China
Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.
On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:
•Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.4% interest in Ballard.
Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.
•China Joint Venture and Technology Transfer Agreement – Weichai and Ballard established a joint venture company in Shandong Province in 2018 to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. During fiscal 2018 through fiscal 2022, Weichai made its committed capital contributions totaling RMB 561.0 million and Ballard made its committed capital contributions totaling RMB 539.0 million (equivalent to $79.4 million). Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.
Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard’s LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement (nil million in the first three quarters of 2024; $1.1 million in the third quarter of 2023; $2.5 million in the first three quarters of 2023; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During 2018, we received an initial $9.0 million program prepayment from Weichai Ballard JV with additional amounts to be paid as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.
•Fuel Cell Sales – In 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement (nil million in the third quarter of 2024; $0.1 million in the first three quarters of 2024; $0.2 million in the third quarter of 2023; $0.6 million in the first three quarters of 2023; $2.1 million in fiscal 2023) is recorded as product revenue in our Heavy-Duty Mobility Truck market. As of September 30, 2024, an additional $5.0 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.
The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market. The Weichai Ballard JV is expected to have annual production capacity of 40,000 fuel cell stacks and 20,000 engines.
As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV to date, we have initiated a strategic review of our China strategy with consideration of all strategic options, including related to the Weichai Ballard JV and our relationship with it.
5.     RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. For 2023, we have made certain changes in the presentation of revenues by application comprising our Fuel Cell Products and Services operating segment. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.
During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of loss and comprehensive income (loss) as loss from discontinued operations.
5.2     Summary of Key Financial Metrics – Three Months Ended September 30, 2024
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Heavy-Duty Mobility	$12,821	$20,545	$(7,724)	(38%)
Bus	11,174	8,377	2,797	33%
Truck	286	1,620	(1,334)	(82%)
Rail	1,212	9,266	(8,054)	(87%)
Marine	149	1,282	(1,133)	(88%)
Stationary	509	2,908	(2,399)	(82%)
Emerging and Other	1,426	3,607	(2,181)	(60%)
Revenues	$14,756	$27,060	$(12,304)	(45%)

Europe	$9,344	$9,132	$212	2%
North America	4,775	12,889	(8,114)	(63%)
China	203	3,122	(2,919)	(93%)
Rest of World	434	1,917	(1,483)	(77%)
Revenues	14,756	27,060	(12,304)	(45%)
Cost of goods sold	22,972	29,922	(6,950)	(23%)
Gross Margin	$(8,216)	$(2,862)	$(5,354)	(187%)
Gross Margin %	(56%)	(11%)	n/a	(45 pts)

Fuel Cell Products and Services Revenues of $14.8 million for the third quarter of 2024 decreased (45%), or ($12.3) million, compared to the third quarter of 2023. The (45%) decrease was driven by lower Heavy-Duty Mobility market, Stationary, and Emerging and Other revenues. Revenue increases in Europe were more than offset by lower revenues in North America, China and Rest of World.
Heavy-Duty Mobility revenues of $12.8 million in the third quarter of 2024 decreased ($7.7) million, or (38%), due to lower sales of rail, truck and marine fuel cell products, partially offset by higher sales in the bus sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $12.8 million in the third quarter of 2024 includes service revenues of nil million earned on the Weichai Ballard JV technology transfer program; $0.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $12.6 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCwave™, FCmove™-HD+, FCmove™-HD, FCmove™-XD, and FCveloCity®-HD7 fuel cell modules and related components for their respective bus, truck, rail and marine programs.
Heavy-Duty Mobility revenues of $20.5 million in the third quarter of 2023 includes service revenues of $1.1 million earned on the Weichai Ballard JV technology transfer program; $0.4 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $0.9 million of product and service revenues from Synergy Ballard JVCo; and $18.1 million from a variety of customers in North America, Europe, China and the rest of the world.
Stationary revenues of $0.5 million in the third quarter of 2024 decreased ($2.4) million, or (82%), due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $1.4 million decreased ($2.2) million, or (60%), due primarily to lower sales of fuel cell modules for mining and off-road applications and lower fuel cell stack shipments for material handling applications.
Fuel Cell Products and Services gross margins were ($8.2) million, or (56%) of revenues, for the third quarter of 2024, compared to ($2.9) million, or (11%) of revenues, for the third quarter of 2023. The negative gross margin in the third quarter of 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, and increases in supply costs.

Gross margin in the third quarter of 2024 was also negatively impacted by inventory impairment adjustments and net increases in onerous contract provisions of ($2.2) million; and nominally offset by positive net warranty adjustments. Gross margin in the third quarter of 2023 was negatively impacted by net increases in inventory impairment and onerous contract provisions of ($1.4) million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Research and Product Development	$ 23,742	$ 23,866	$ (124)	(1%)
General and Administrative	4,281	6,970	(2,689)	(39%)
Sales and Marketing	2,834	3,569	(735)	(21%)
Operating Expenses	$ 30,857	$ 34,405	$ (3,548)	(10%)

Research and Product Development (cash operating cost)	$ 20,833	$ 20,899	$ (66)	(-%)
General and Administrative (cash operating cost)	4,464	4,832	(368)	(8%)
Sales and Marketing (cash operating cost)	2,687	3,123	(436)	(14%)
Cash Operating Costs	$ 27,984	$ 28,854	$ (870)	(3%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for the third quarter of 2024 were $30.9 million, a decrease of ($3.5) million, or (10%), compared to the third quarter of 2023. The (10%) decrease was driven by lower general and administrative expenses of ($2.7) million, lower sales and marketing expenses of ($0.7) million, and lower research and product development expenses of ($0.1) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the third quarter of 2024 were $28.0 million, a decrease of ($0.9) million, compared to the third quarter of 2023. The (3%) decrease was driven by lower sales and marketing cash operating costs of ($0.4) million, lower general and administrative cash operating costs of ($0.4) million, and lower research and product development cash operating costs of ($0.1) million.
The (3%) decrease in cash operating costs in the third quarter of 2024 was driven by lower sales and marketing and general and administrative costs due primarily to lower consulting and contractor services, recruiting, and public company costs, as research and product development cash operating costs were relatively flat in the period.
These cost impacts were also impacted by inflationary wage pressures across the business and continue to include significant expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Adjusted EBITDA	$(60,111)	$(34,936)	$(25,175)	(72%)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the third quarter of 2024 was ($60.1) million, compared to ($34.9) million for the third quarter of 2023. The increase in Adjusted EBITDA loss of ($25.2) million was driven primarily by higher restructuring and related costs of ($15.9) million, the increase in gross margin loss of ($5.4) million, and higher impairment losses on trade receivables of ($7.8) million. These declines were partially offset by lower Cash Operating Costs of $0.9 million and lower equity in loss of investment in joint venture and associates of $2.9 million attributed to the operations of Weichai Ballard JV.
Restructuring and related charges in the third quarter of 2024 of $16.1 million (included in Adjusted EBITDA loss) relate to a global corporate restructuring initiated in the third quarter of 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges, primarily accrued in provisions and other current liabilities as of September 30, 2024, include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Net loss from Continuing Operations	$(204,531)	$(34,721)	$(169,810)	(489%)
Net loss from continuing operations for the third quarter of 2024 was ($204.5) million, or ($0.68) per share, compared to a net loss from continuing operations of ($34.7) million, or ($0.12) per share, in the third quarter of 2023. The ($169.8) million increase in net loss in the third quarter of 2024 was driven primarily by the increase in Adjusted EBITDA loss of ($25.2) million, impairment charges on goodwill of ($40.3) million, impairment charges on property, plant and equipment of ($106.8) million, partially offset by lower stock-based compensation expense of $1.9 million.
Goodwill impairment charges of ($40.3) million in the third quarter of 2024 consist of a write-down of the remaining corporate goodwill balance to nil as a result of the decline in the Company’s market capitalization. Property, plant and equipment impairment charges of ($106.8) million in the third quarter of 2024 consist of an impairment allowance against consolidated assets of ($105.0) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($1.8)

million located primarily in Denmark and China that are to be discontinued pursuant to the global corporate restructuring initiative.
In addition, operating margins, and costs in the third quarter of 2024 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the third quarter of 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (2%), or (150) basis points, lower in the third quarter of 2024 as compared to the third quarter of 2023, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $0.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.3 million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Revenues	$—	$515	$(515)	100%
Cost of goods sold	—	466	(466)	(100%)
Gross margin	—	49	(49)	(100%)
Operating expenses	(484)	(1,587)	1,103	70%
Finance and other (income) loss	(3)	62	(65)	(105%)
Impairment charges on intangible assets	—	(2,266)	2,266	100%
Impairment charges on goodwill	—	(23,991)	23,991	100%
Net loss from discontinued operations	$(487)	$(27,733)	$27,246	98%
Net loss from discontinued operations for the third quarter of 2024 was ($0.5) million, or ($0.00) per share, compared to ($27.7) million, or ($0.09) per share, for the third quarter of 2024. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.3     Summary of Key Financial Metrics – Nine Months Ended September 30, 2024
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Heavy-Duty Mobility	$36,572	$37,653	$(1,081)	(3)%
Bus	31,078	17,287	13,791	80%
Truck	3,116	4,970	(1,854)	(37)%
Rail	1,558	12,061	(10,503)	(87)%
Marine	820	3,335	(2,515)	(75)%
Stationary	5,823	8,902	(3,079)	(35)%
Emerging and Other	2,816	9,062	(6,246)	(69)%
Revenues	$45,211	$55,617	$(10,406)	(19)%

Europe	$30,484	$24,051	$6,433	27%
North America	10,874	22,630	(11,756)	(52)%
China	2,562	6,484	(3,922)	(60)%
Rest of World	1,291	2,452	(1,161)	(47)%
Revenues	45,211	55,617	(10,406)	(19)%
Cost of goods sold	63,966	67,281	(3,315)	(5)%
Gross Margin	$(18,755)	$(11,664)	$(7,091)	(61)%
Gross Margin %	(41%)	(21%)	n/a	(20 pts)
Fuel Cell Products and Services Revenues of $45.2 million for the first three quarters of 2024 decreased (19%), or ($10.4) million, compared to the first three quarters of 2023. The (19%) decrease was driven by lower Emerging and Other, Stationary, and Heavy-Duty Mobility market revenues. Revenue increases in Europe were more than offset by lower revenues in North America, China and Rest of World.
Heavy-Duty Mobility revenues of $36.6 million in the three quarters of 2024 decreased ($1.1) million, or (3%), due to lower sales of rail, marine and truck fuel cell products, partially offset by higher sales in the bus sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $36.6 million in the first three quarters of 2024 includes service revenues of nil million earned on the Weichai Ballard JV technology transfer program; $2.4 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $34.2 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCwave™, FCmove™-HD+, FCmove™-HD, and FCmove™-XD fuel cell modules and related components for their respective bus, truck, rail and marine programs.
Heavy-Duty Mobility revenues of $37.7 million in the first three quarters of 2023 includes service revenues of $2.5 million earned on the Weichai Ballard JV technology transfer program; $0.9 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $1.7 million of product and service revenues from Synergy Ballard JVCo; and $32.6 million from a variety of customers in North America, Europe, China, and the rest of the world.
Stationary revenues of $5.8 million in the first three quarters of 2024 decreased ($3.1) million, or (35%), due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $2.8 million in the first three quarters of 2024 decreased ($6.2) million, or (69%), due primarily to lower fuel cell stack shipments for material handling applications and lower sales of fuel cell modules primarily for mining and off-road applications.
Fuel Cell Products and Services gross margins were ($18.8) million, or (41%) of revenues, for the first three quarters of 2024, compared to ($11.7) million, or (21%) of revenues, for the first three quarters of 2023. The negative gross margin in the first three quarters of 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, and increases in supply costs.
Gross margin in the first three quarters of 2024 was also negatively impacted by inventory impairment adjustments and net increases in onerous contract provisions of ($4.4) million; and positively impacted by net warranty adjustments of $1.9 million. Gross margin in the first three quarters of 2023 was negatively impacted by net increases in inventory impairment and onerous contract provisions of ($4.2) million; and negatively impacted by net warranty adjustments of ($0.6) million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Research and Product Development	$74,585	$73,847	$738	1%
General and Administrative	17,242	18,832	(1,590)	(8%)
Sales and Marketing	10,436	11,394	(958)	(8%)
Operating Expenses	$102,263	$104,073	$(1,810)	(2%)

Research and Product Development (cash operating cost)	$65,164	$64,912	$252	-%
General and Administrative (cash operating cost)	14,003	15,280	(1,277)	(8%)
Sales and Marketing (cash operating cost)	9,572	10,187	(615)	(6%)
Cash Operating Costs	$88,739	$90,379	$(1,640)	(2%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for the first three quarters of 2024 were $102.3 million, a decrease of ($1.8) million, or (2%), compared to the first three quarters of 2023. The

(2%) decrease was driven by lower general and administrative expenses of ($1.6) million and lower sales and marketing expenses of ($1.0) million, partially offset by higher research and product development expenses of $0.7 million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the first three quarters of 2024 were $88.7 million, a decrease of ($1.6) million, or (2%), compared to the first three quarters of 2023. The (2%) decrease was driven by lower general and administrative cash operating costs of ($1.3) million and lower sales and marketing cash operating costs of ($0.6) million, partially offset by increases in research and product development cash operating costs of $0.3 million.
The (2%) decrease in cash operating costs in the first three quarters of 2024 was driven by lower general and administrative costs due primarily to lower consulting and contractor services, recruiting, and public company costs, and lower sales and marketing costs due primarily to decreased commercial expenditures in Europe and China.
These cost reductions were partially offset by the impact of inflationary wage pressures across the business and continue to include significant expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Adjusted EBITDA	$(132,130)	$(106,007)	$(26,123)	(25)%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the first three quarters of 2024 was ($132.1) million, compared to ($106.0) million for the first three quarters of 2023. The increase in Adjusted EBITDA loss of ($26.1) million was driven primarily by higher restructuring and related costs of ($15.1) million, the increase in gross margin loss of ($7.1) million, and higher impairment losses on trade receivables of ($9.5) million. These declines were partially offset by lower Cash Operating Costs of $1.6 million and lower equity in loss of investment in joint venture and associates of $3.4 million attributed to the operations of Weichai Ballard JV.
Restructuring and related charges in 2024 of $16.3 million (included in Adjusted EBITDA loss) relate primarily to a global corporate restructuring initiated in the third quarter of 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges, primarily accrued in provisions and other current liabilities as of September 30, 2024, include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Net loss from Continuing Operations	$(277,059)	$(95,322)	$(181,737)	(191)%
Net loss from continuing operations for the first three quarters of 2024 was ($277.1) million, or ($0.93) per share, compared to a net loss from continuing operations of ($95.3) million, or ($0.32) per share, in the first three quarters of 2023. The ($181.7) million increase in net loss in 2024 was driven primarily by the increase in Adjusted EBITDA loss of ($26.1) million, impairment charges on goodwill of ($40.3) million, impairment charges on property, plant and equipment of ($106.8) million, lower finance and other income of ($8.2) million, higher finance expense of ($0.8) million, higher depreciation and amortization expense of ($1.3) million, partially offset by lower stock-based compensation expense of $1.8 million.
Goodwill impairment charges of ($40.3) million in 2024 consist of a write-down of the remaining corporate goodwill balance to nil as a result of the decline in the Company’s market capitalization. Property, plant and equipment impairment charges of ($106.8) million in 2024 consist of an impairment allowance against consolidated assets of ($105.0) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($1.8) million located primarily in Denmark and China that are to be discontinued pursuant to the global corporate restructuring initiative.
The ($8.2) million decrease in finance and other income in 2024, as compared to 2023, was due to lower investment income of ($3.2) million, higher negative mark to market and foreign exchange impacts of ($4.8) million on our long-term investments including Forsee Power, Wisdom, Quantron, HyCap, Clean H2 and Templewater, and by higher foreign exchange losses on net monetary assets of ($0.3) million.
In addition, operating margins, and costs in the first three quarters of 2024 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the first three quarters of 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (1%), or (100) basis points, lower in the first three quarters of 2024 as compared to the first three quarters of 2023, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.0 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.3 million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Revenues	$—	$611	$(611)	(100%)
Cost of goods sold	—	499	(499)	(100%)
Gross margin	—	112	(112)	(100%)
Operating expenses	(719)	(5,214)	4,495	86%
Finance and other (income) loss	4	213	(209)	(98%)
Impairment charges on intangible assets	—	(2,266)	2,266	100%
Impairment charges on goodwill	—	(23,991)	23,991	100%
Net loss from discontinued operations	$(715)	$(31,146)	$30,431	98%
Net loss from discontinued operations for the first three quarters of 2024 was ($0.7) million, or ($0.00) per share, compared to ($31.1) million, or ($0.10) per share, in the first three quarters of 2023. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.
5.4     Operating Expenses and Other Items – Three and Nine Months ended September 30, 2024
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Research and product development	2024	2023	$ Change	% Change
Research and product development expense	$23,742	$23,866	$(124)	(1%)
Less: Depreciation and amortization expense	$(1,918)	$(1,437)	$(481)	(33%)
Less: Stock-based compensation expense	$(991)	$(1,530)	$539	35%
Research and Product Development (cash operating cost)	$20,833	$20,899	$(66)	-%
(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Research and product development	2024	2023	$ Change	% Change
Research and product development expense	$74,585	$73,847	$738	1%
Less: Depreciation and amortization expense	$(5,728)	$(4,704)	$(1,024)	(22%)
Less: Stock-based compensation expense	$(3,693)	$(4,231)	$538	13%
Research and Product Development (cash operating cost)	$65,164	$64,912	$252	-%
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.
Research and product development expenses for the three months ended September 30, 2024, were $23.7 million, a decrease of ($0.1) million, or (1%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $20.8 million in the third quarter of 2024, a increase of ($0.1) million, compared to the third quarter of 2023.
Research and product development expenses for the nine months ended September 30, 2024, were $74.6 million, an increase of $0.7 million, or 1%, compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $65.2 million in the first three quarters of 2024, an increase of $0.3 million, or less than 1%, compared to the first three quarters of 2023.

The nominal change in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the third quarter and first three quarters of 2024, as compared to the third quarter and first three quarters of 2023, was driven primarily by the impact of inflationary wage pressures, and include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Depreciation and amortization expense included in research and product development expense for the three and nine months ended September 30, 2024 was $1.9 million and $5.7 million, respectively, compared to $1.4 million and $4.7 million, respectively, for the corresponding periods of 2023. Depreciation and amortization expense relate primarily to depreciation expense on our increased investment in research and product development facilities and equipment.
Stock-based compensation expense included in research and product development expense for the three and nine months ended September 30, 2024 was $1.0 million and $3.7 million, respectively, compared to $1.5 million and $4.2 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.
General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$4,281	$6,970	$(2,689)	(39%)
Less: Depreciation and amortization expense	$(302)	$(500)	$198	40%
Less: Stock-based compensation expense	$117	$(983)	$1,100	112%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$368	$(655)	$1,023	156%
General and Administrative (cash operating cost)	$4,464	$4,832	$(368)	(8%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$17,242	$18,832	$(1,590)	(8)%
Less: Depreciation and amortization expense	$(1,163)	$(1,441)	$278	19%
Less: Stock-based compensation expense	$(1,833)	$(2,711)	$878	32%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(243)	$600	$(843)	(141%)
General and Administrative (cash operating cost)	$14,003	$15,280	$(1,277)	(8%)
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.
General and administrative expenses for the three months ended September 30, 2024, were $4.3 million, a decrease of ($2.7) million, or (39%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see

Supplemental Non-GAAP Measures and Reconciliations) were $4.5 million in the third quarter of 2024, a decrease of ($0.4) million, or (8%), compared to the third quarter of 2023.
General and administrative expenses for the nine months ended September 30, 2024, were $17.2 million, a decrease of ($1.6) million, or (8%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $14.0 million in the first three quarters of 2024, a decrease of ($1.3) million, or (8%), compared to the first three quarters of 2023.
The respective ($0.4) million, or (8%), and ($1.3) million or (8%), decreases in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the third quarter and first three quarters of 2024, as compared to the third quarter and first three quarters of 2023, was due primarily to lower consulting and contractor services, recruiting, and public company costs, partially offset by the impact of inflationary wage pressures.
Depreciation and amortization expense included in general and administrative expense for the three and nine months ended September 30, 2024 was $0.3 million and $1.2 million, respectively, compared to $0.5 million and $1.4 million, respectively, for the corresponding periods of 2023. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.
Stock-based compensation expense included in general and administrative expense (recovery) for the three and nine months ended September 30, 2024 ($0.1) million and $1.8 million, respectively, compared to $1.0 million and $2.7 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.
The impact of unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three and nine months ended September 30, 2024, was $0.4 million and ($0.2) million, respectively, compared to ($0.7) million and $0.6 million, respectively, for the corresponding periods of 2023. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.
Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Sales and marketing	2024	2023	$ Change	% Change
Sales and marketing expense	$2,834	$3,569	$(735)	(21%)
Less: Depreciation and amortization expense	$(1)	$(1)	$—	—%
Less: Stock-based compensation expense	$(146)	$(445)	$299	67%
Sales and Marketing (cash operating cost)	$2,687	$3,123	$(436)	(14%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Sales and marketing	2024	2023	$ Change	% Change
Sales and marketing expense	$10,436	$11,394	$(958)	(8%)
Less: Depreciation and amortization expense	$(2)	$(4)	$2	50%
Less: Stock-based compensation expense	$(862)	$(1,203)	$341	28%
Sales and Marketing (cash operating cost)	$9,572	$10,187	$(615)	(6%)

Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.
Sales and marketing expenses for the three months ended September 30, 2024, were $2.8 million, a decrease of ($0.7) million, or (21%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $2.7 million in the third quarter of 2024, a decrease of ($0.4) million, or (14%), compared to the third quarter of 2023.
Sales and marketing expenses for the nine months ended September 30, 2024 were $10.4 million, a decrease of ($1.0) million, or (8%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $9.6 million in the first three quarters of 2024, a decrease of ($0.6) million, or (6%), compared to the first three quarters of 2023.
The ($0.4) million, or (14%), and ($0.6) million, or (6%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the third quarter and first three quarters of 2024, as compared to the third quarter and first three quarters of 2023, was due primarily to decreased commercial expenditures primarily in Europe and China, partially offset by the impact of inflationary wage pressures.
Stock-based compensation expense included in sales and marketing expense for the three and nine months ended September 30, 2024 was $0.1 million and $0.9 million, respectively, compared to $0.4 million and $1.2 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.
Other operating expenses for the three and nine months ended September 30, 2024, was $18.0 million and $19.9 million, respectively, compared to $0.3 million and $2.0 million, respectively, for the corresponding periods of 2023. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Impairment loss on trade receivables	$7,863	$45	$7,818	17373%
Restructuring and related costs (recovery)	16,147	210	15,937	7589%
Acquisition related costs	—	33	(33)	(100%)
Other expenses (recovery)	$24,010	$288	$23,722	8237%

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Impairment loss on trade receivables	$9,554	$62	$9,492	15310%
Restructuring and related costs (recovery)	16,338	1,190	15,148	1273%
Acquisition related costs	—	776	(776)	(100%)
Other expenses (recovery)	$25,892	$2,028	$23,964	1177%
Restructuring and related costs (recovery) for the three and nine months ended September 30, 2024 were $16.1 million and $16.3 million, respectively, compared to $0.2 million and $1.2 million, respectively, for corresponding periods of 2023. Restructuring and related charges in 2024 relate primarily to a global corporate restructuring initiated in the third quarter of 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges, primarily accrued in provisions and other current liabilities as of September 30, 2024, include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.
Impairment loss on trade receivables for the three and nine months ended September 30, 2024 were $7.9 million and $9.6 million, respectively, compared to nominal amounts in 2023, and consist primarily of receivables from certain customers in China no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Acquisition related costs for the nine months ended September 30, 2024 were nominal, compared to $0.8 million for the corresponding period of 2023, and consist primarily of legal, advisory, and transaction related costs incurred due to corporate development activities.
Finance income (loss) and other for the three and nine months ended September 30, 2024 was $7.3 million and $21.0 million, respectively, compared to $7.1 million and $29.2 million for the corresponding periods of 2023. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change	% Change
Employee future benefit plan expense	$(2)	$(12)	$10	83%
Investment and other income (loss)	9,141	11,017	(1,876)	(17%)
Mark to Market gain (loss) on financial assets	(2,748)	(2,464)	(284)	(12%)
Foreign exchange gain (loss)	897	(1,365)	2,262	166%
Government levies	—	—	—	-%
Finance income (loss) and other	$7,288	$7,176	$112	2%

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change	% Change
Employee future benefit plan expense	$(11)	$(94)	$83	88%
Investment and other income (loss)	29,242	32,434	(3,192)	(10%)
Mark to Market gain (loss) on financial assets	(7,371)	(2,568)	(4,803)	(187%)
Foreign exchange gain (loss)	(847)	(489)	(358)	(73%)
Government levies	—	(100)	100	100%
Finance income (loss) and other	$21,013	$29,183	$(8,170)	(28%)
Employee future benefit plan expense for the three and nine months ended September 30, 2024 were nominal and consist primarily of interest cost on plan obligations over the expected return on plan assets on a curtailed defined benefit pension plan for certain former United States employees.

Investment and other income for the three and nine months ended September 30, 2024 were $9.1 million and $29.2 million, respectively, compared to $11.0 million and $32.4 million, respectively, for the corresponding periods of 2023. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our overall average monthly cash balances and the overall change in the underlying market rates during 2024 and 2023.
Mark to market gain (loss) on financial assets for the three and nine months ended September 30, 2024 were ($2.7) million and ($7.4) million, respectively, compared to ($2.5) million and ($2.6) million, respectively, for the corresponding periods of 2023. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, Templewater, HyCap and Clean H2. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.
Foreign exchange gains (losses) for the three and nine months ended September 30, 2024 were $0.9 million and ($0.8) million, respectively, compared to ($1.4) million and ($0.5) million, respectively, for the corresponding periods of 2023. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).
Government levies for the nine months ended September 30, 2024 were nominal, compared to ($0.1) million for the corresponding period of 2023. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.
Finance expense for the three and nine months ended September 30, 2024 was ($0.6) million and ($1.6) million, respectively, compared to ($0.3) million and ($0.8) million, respectively, for the corresponding periods of 2023. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three and nine months ended September 30, 2024 was ($1.1) million and ($2.4) million, respectively, compared to ($4.0) million and ($5.8) million, respectively, for the corresponding periods of 2023. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.
The loss of investment in joint venture and associates in the operations of Weichai Ballard JV includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard’s next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
Impairment charges on goodwill for the three and nine months ended September 30, 2024 was ($40.3) million for each of the periods and consists of a write-down of the remaining corporate goodwill balance to nil as a result of the decline in the Company’s market capitalization.
Impairment charges on property, plant and equipment for the three and nine months ended September 30, 2024 was ($106.8) million for each of the periods and consists of an impairment allowance against consolidated capital assets of ($105.0) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($1.8) million located primarily in Denmark and China that are to be discontinued pursuant to the global corporate restructuring initiative.
5.5     Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Revenues	$14,756	$16,003	$14,452	$46,751
Net loss from continuing operations	$(204,531)	$(31,463)	$(41,066)	$(48,889)
Net loss from continuing operations per share, basic and diluted	$(0.68)	$(0.11)	$(0.14)	$(0.16)
Weighted average common shares outstanding	299,412	299,392	299,011	298,826

	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Revenues	$27,060	$15,314	$13,243	$20,183
Net loss from continuing operations	$(34,721)	$(28,213)	$(32,388)	$(27,572)
Net loss from continuing operations per share, basic and diluted	$(0.12)	$(0.09)	$(0.11)	$(0.09)
Weighted average common shares outstanding	298,705	298,679	298,429	298,324
Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenses: Operating expenses were negatively impacted in the third quarter of 2024 by restructuring and related charges of ($16.1) million related to a global corporate restructuring initiative, and negatively impacted by impairment losses on trade receivables of ($7.9) million. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

•Net loss from continuing operations: Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million consisting of a write-down of the remaining corporate goodwill to nil; and negatively impacted by impairment charges on property, plant and equipment of ($106.8) million consisting of an impairment allowance against consolidated assets of ($105.0) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($1.8) million located primarily in Denmark and China that are to be discontinued. Net loss in the third quarter of 2024, the second quarter of 2024, the first quarter of 2024, the fourth quarter of 2023, the third quarter of 2023, the second quarter of 2023, the first quarter of 2023, and the fourth quarter of 2022, was also impacted by mark to market gains (losses) on financial assets of ($2.7) million, $1.7 million, ($6.3) million, ($10.3) million, ($2.5) million, $0.3 million, ($0.5) million, and $2.9 million, respectively, related primarily to our investments in Forsee Power, Wisdom, Quantron, HyCap, Clean H2 and Templewater.
6.CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $635.1 million as of September 30, 2024, compared to $751.1 million as of December 31, 2023. The ($116.0) million decrease in cash and cash equivalents in the first three quarters of 2024 was driven primarily by net cash operating losses (excluding non-cash items) of ($89.8) million, purchases of property, plant and equipment and intangible assets of ($21.7) million, long-term financial investments of ($8.6) million consisting of new investments in HyCap, Clean H2 and Templewater, and by finance lease repayments of ($2.7) million, partially offset by net working capital inflows of $6.1 million.
6.2     Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2024	2023	$ Change
Cash Operating Loss	$(39,480)	$(21,347)	$(18,133)
Change in Working Capital:
Trade and other receivables	287	(6,584)	6,871
Inventory	(6,547)	2,368	(8,915)
Prepaid expenses and other current assets	69	(400)	469
Trade and other payables	16,778	2,307	14,471
Deferred revenue	262	1,062	(800)
Warranty provision	32	610	(578)
	10,881	(637)	11,518
Cash Used by Operating Activities	$(28,599)	$(21,984)	$(6,615)
For the three months ended September 30, 2024, cash used by operating activities was ($28.6) million, compared to ($22.0) million for the three months ended September 30, 2023. The ($6.6) million increase in cash used by operating activities in the third quarter of 2024, as compared to the third quarter of 2023, was driven by the relative increase in cash operating losses of ($18.1) million, partially offset by the relative decrease in working capital requirements of $11.5 million.
The relative ($18.1) million increase in cash operating losses in the third quarter of 2024 was driven primarily by the increase in Adjusted EBITDA loss of ($25.2) million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling $7.1 million.
The total change in working capital of $10.9 million in the third quarter of 2024 was driven by higher accounts payable and accrued liabilities of $16.8 million primarily as a result of the timing of restructuring payments, supplier payments and annual compensation awards, by lower accounts and contract receivables of $0.3 million primarily due to the timing of revenues and the related customer collections, and by higher deferred revenue of $0.3 million as we collected pre-payments on certain product and service contracts in advance of work performed. These third quarter of 2024 inflows were partially offset by higher inventory of ($6.5) million primarily to support expected product shipments in the fourth quarter of 2024 and into 2025.
The total change in working capital of ($0.6) million in the third quarter of 2023 was driven by higher accounts and contract receivables of ($6.6) million primarily due to the timing of revenues and the related customer collections. This third quarter of 2023 outflow was partially offset by higher accounts payable and accrued liabilities of $2.3 million due primarily to the timing of supplier payments and annual compensation awards, by lower inventory of $2.4 million due primarily to higher shipments in the period, and by higher deferred revenue of $1.1 million due primarily to the timing of customer prepayments in advance of work performed.

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2024	2023	$ Change
Cash Operating Loss	$(89,396)	$(69,892)	$(19,504)
Change in Working Capital:
Trade and other receivables	18,036	3,358	14,678
Inventory	(23,461)	(15,884)	(7,577)
Prepaid expenses and other current assets	(287)	(3,446)	3,159
Trade and other payables	8,118	(2,731)	10,849
Deferred revenue	4,755	588	4,167
Warranty provision	(1,459)	1,778	(3,237)
	5,702	(16,337)	22,039
Cash Used by Operating Activities	$(83,694)	$(86,229)	$2,535
For the nine months ended September 30, 2024, cash used by operating activities was ($83.7) million compared to ($86.2) million for the nine months ended September 30, 2023. The $2.5 million decrease in cash used by operating activities in the first three quarters of 2024, as compared to the first three quarters of 2023, was driven by the relative decrease in working capital requirements of $22.0 million, partially offset by the relative increase in cash operating losses of ($19.5) million.
The relative ($19.5) million increase in cash operating losses in the first three quarters of 2024 was driven primarily by the increase in Adjusted EBITDA loss of ($26.1) million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling $6.6 million.
The total change in working capital of $5.7 million in the first three quarters of 2024 was driven by lower accounts and contract receivables of $18.0 million primarily due to the timing of revenues and the related customer collections, by higher accounts payable and accrued liabilities of $8.1 million primarily as a result of the timing of restructuring payments, supplier payments and annual compensation awards, and by higher deferred revenue of $4.8 million as we collected pre-payments on certain product and service contracts in advance of work performed. These first three quarters of 2024 inflows were partially offset by higher inventory of ($23.5) million primarily to support expected product shipments in the fourth quarter of 2024 and into 2025, and by lower warranty provisions of ($1.5) million.
The total change in working capital of ($16.3) million in the first three quarters of 2023 was driven by higher inventory of ($15.9) million primarily to support expected future product shipments and to help mitigate ongoing supply chain disruptions, by higher prepaid expenses of ($3.4) million primarily due to the timing of insurance renewals and program requirements, and lower accounts payable and accrued liabilities of ($2.7) million primarily as a result of the timing of supplier payments and annual compensation awards. These first three quarter of 2023 outflows were partially offset by lower accounts and contract receivables of $3.4 million primarily due to the timing of revenues and the related customer collections, and by higher warranty provisions of $1.8 million.
6.3     Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($14.3) million and ($30.4) million, respectively, for the three and nine months ended September 30, 2024, compared to net cash outflows of ($11.2) million and ($43.4) million, respectively, for the corresponding periods of 2023.
Investing activities in the third quarter of 2024 of ($14.3) million consist of capital expenditures of ($11.6) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap of ($2.6) million.
Investing activities in the third quarter of 2023 of ($11.2) million consist of capital expenditures of ($7.0) million incurred primarily for production and test equipment and certain intangible assets, additional long-term investments in the HyCap and Clean H2 hydrogen infrastructure and growth equity funds of ($3.3) million, and subsequent milestone attainment cash acquisition investment in Ballard Motive Solutions of ($0.9) million.
Investing activities in the first three quarters of 2024 of ($30.4) million consist of capital expenditures of ($21.7) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in HyCap, Clean H2 and Templewater of ($8.6) million.
Investing activities in the first three quarters of 2023 of ($43.4) million consist of capital expenditures of ($34.0) million incurred primarily for production and test equipment and certain intangible assets, additional long-term investments in Quantron of ($3.3) million, additional investment in the HyCap and Clean H2 hydrogen infrastructure and growth equity funds of ($5.1) million, and subsequent Milestone attainment cash acquisition investment in Ballard Motive Solutions of ($2.0) million. These first three quarters of 2023 cash outflows were partially offset by a recovery of contributions in our long-term investment in Wisdom of $1.0 million.

6.4     Cash Provided by (Used by) Financing Activities

Financing activities resulted in net cash outflows of ($0.9) million and ($2.4) million, respectively, for the three and nine months ended September 30, 2024, compared to net cash outflows of ($0.9) million and ($2.6) million, respectively, for the corresponding periods of 2023.
Financing activities in the third quarter of 2024 of ($0.9) million consist of finance lease payments of ($0.9) million.
Financing activities in the third quarter of 2023 of ($0.9) million consist of finance lease payments of ($0.9) million, partially offset by nominal proceeds from the exercise of share purchase options.
Financing activities in the first three quarters of 2024 of ($2.4) million consist of finance lease payments of ($2.7) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million.
Financing activities in the first three quarters of 2023 of ($2.6) million consist of finance lease payments of ($2.9) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million.
6.5     Liquidity and Capital Resources
As of September 30, 2024, we had total liquidity of $637.2 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $637.2 million, as we have no bank debt.
We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letter of credit or similar credits on our behalf to from time to time up to a maximum of $2.0 million. As of September 30, 2024, issued letters of credit of euro 1.0 million were outstanding under the LG Facility. We also have a $25 million Foreign Exchange Facility (the “FX Facility”) enabling us to enter into foreign exchange currency contracts (at face value amounts in excess of the FX Facility) secured by a guarantee from Export Development Canada. As of September 30, 2024, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $33.0 million under the FX Facility.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.
Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.
We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on May 9, 2023. The Base Shelf Prospectus, which is effective for 25-months ending in June 2025, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.
7.OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of September 30, 2024, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $33.0 million at an average rate of 1.3584 Canadian per U.S. dollar, resulting in an unrealized gain of Canadian $0.2 million as of September 30, 2024. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.
As of September 30, 2024, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.

As of September 30, 2024, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$ 38,178	$ 5,585	$ 10,520	$ 6,403	$ 15,670
Hydrogen supply agreement	10,049	-	-	6,601	3,448
Asset retirement obligations	2,360	-	-	-	2,360
Long-term investment (HyCap)	14,577	14,577	-	-	-
Long-term investment (Clean H2)	24,066	6,718	17,348	-	-
Long-term investment (Templewater)	504	504	-	-	-
Total contractual obligations	$ 89,734	$ 27,384	$ 27,868	$ 13,004	$ 21,478
Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £14.1 million invested as of September 30, 2024) into HyCap.
Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €8.5 million invested as of September 30, 2024) into Clean H2.
Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.5 million invested as of September 30, 2024) in Templewater.
In addition, we have outstanding commitments of $15.5 million as of September 30, 2024, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.
In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the nine months ended September 30, 2024 and the year ended December 31, 2023.
As of September 30, 2024, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.
We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of September 30, 2024, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three and nine months ended September 30, 2024 and 2023, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended September 30,
Transactions with related parties	2024	2023
Revenues	$ 198	$ 1,535
Cost of goods sold and operating expense	$ 158	$ 256

(Expressed in thousands of U.S. dollars)	Nine Months Ended September 30,
Transactions with related parties	2024	2023
Revenues	$ 2,416	$ 3,444
Cost of goods sold and operating expense	$ 1,819	$ 1,413

(Expressed in thousands of U.S. dollars)	As at Sep 30, As at Dec 31,
Balances with related parties	2024	2023
Accounts receivable	$ 7,775	$ 13,697
Investments	$ 11,271	$ 13,901
Deferred revenue	$ (1,831)	$ (1,904)
We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 29 to our annual consolidated financial statements for the year ended December 31, 2023.
7.3     Outstanding Share and Equity Information

As of November 4, 2024
Common share outstanding	299,420,866
Options outstanding	4,029,605
DSUs outstanding	913,310
RSUs / PSUs outstanding (subject to vesting and performance criteria)	5,003,175
8.USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings

During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):
•On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).
•On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.
•On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.
The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.
The following tables sets out a comparison of the Company’s disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to September 30, 2024. As of September 30, 2024, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$74,684	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$29,068	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	$12,181	N/A	N/A
Total expended to September 30, 2024	$115,933

2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$35,278	N/A	N/A
General and Administration (cash Operating cost) expenditures	$64,887	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$37,942	N/A	N/A
Restructuring and related expenditures	$24,737	N/A	N/A
Working capital requirements	$24,246	N/A	N/A
Lease liability principal repayments	$10,732	N/A	N/A
Total expended to September 30, 2024	$197,822
9.ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).
Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2023. Effective January 1, 2024, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.3     Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next fiscal year are detailed in note 5 to our annual consolidated financial statements for the year ended December 31, 2023 and also discussed in section 9.3 of our annual MD&A for the year ended December 31, 2023. There have been no changes to the nature of these sources of estimation uncertainty in the three and nine months ended September 30, 2024. However, certain of these estimation uncertainty risks have increased in magnitude as discussed below. The following updates relating to estimation uncertainty covering the three-month and nine-month period ended September 30, 2024 are as follows:
REVENUE RECOGNITION
During the three and nine months ended September 30, 2024, and 2023, there were no significant adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT
The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.
As a result of the decline in the Company’s market capitalization, the initiation in the third quarter of 2024 of a global corporate restructuring, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, we have updated our goodwill and non-financial asset impairment test as of September 30, 2024 due to these potential indicators of impairment.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their residual value. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
As a result of the impairment tests performed as at September 30, 2024, and our assessment of current events and circumstances, we recognized goodwill impairment charges of ($40.3) million in the three and nine months ended September 30, 2024 to write-down goodwill to nil. In addition, we recognized impairment charges on property, plant and equipment of ($106.8) million in the three and nine months ended September 30, 2024, consisting of an impairment allowance against consolidated capital assets of ($105.0) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($1.8) million located primarily in Denmark and China that are to be discontinued pursuant to the global corporate restructuring.

During the three and nine months ended September 30, 2023, impairment charges on goodwill of ($24.0) million and impairment charges on intangible assets of ($2.3) million were recognized in net loss from discontinued operations consisting of the write-down of acquired goodwill and technology intangible assets to their estimated fair value as a result of further proposed restructuring of operations at Ballard Motive Solutions in the U.K.
WARRANTY PROVISION
During the three and nine months ended September 30, 2024, we recorded provisions to accrued warranty liabilities of $1.3 million and $4.1 million, respectively, for new product sales, compared to $1.5 million and $3.4 million, respectively, for the three and nine months ended September 30, 2023.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and nine months ended September 30, 2024, were adjusted downwards (upwards) by nil million and $1.9 million, respectively, compared to adjustments of nil million and ($0.6) million, respectively, for the three and nine months ended September 30, 2023.
INVENTORY AND ONEROUS CONTRACT PROVISIONS
During the three and nine months ended September 30, 2024, negative inventory impairment and onerous contract provision adjustments of ($2.2) million and ($4.4) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($1.4) million and ($4.2) million, respectively, in the three and nine months ended September 30, 2023.
FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)
During the three and nine months ended September 30, 2024, we recognized mark to market gain (loss) on financial assets of ($2.7) million and ($7.4) million, respectively, compared to ($2.5) million and ($2.6) million, respectively, for the three and nine months ended September 30, 2023. Mark to market gain (loss) in 2024 and 2023 consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, and in our HyCap and Clean H2 hydrogen infrastructure and growth equity funds.
9.4     Recently Adopted Accounting Policy Changes
Effective January 1, 2024, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.5 Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

Presentation and Disclosure in Financial Statements (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.
10.SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.
10.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.
We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three and nine months ended September 30, 2024 and 2023:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$54,867	$34,693	$20,174
Stock-based compensation expense	(1,020)	(2,958)	1,938
Impairment recovery (losses) on trade receivables	(7,863)	(45)	(7,818)
Acquisition related costs	—	(33)	33
Restructuring and related (costs) recovery	(16,147)	(210)	(15,937)
Impact of unrealized gains (losses) on foreign exchange contracts	368	(655)	1,023
Depreciation and amortization	(2,221)	(1,938)	(283)
Cash Operating Costs	$27,984	$28,854	$(870)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$128,155	$106,101	$22,054
Stock-based compensation expense	(6,388)	(8,145)	1,757
Impairment recovery (losses) on trade receivables	(9,554)	(62)	(9,492)
Acquisition related costs	—	(776)	776
Restructuring and related (costs) recovery	(16,338)	(1,190)	(15,148)
Impact of unrealized gains (losses) on foreign exchange contracts	(243)	600	(843)
Depreciation and amortization	(6,893)	(6,149)	(744)
Cash Operating Costs	$88,739	$90,379	$(1,640)
The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three and nine months ended September 30, 2024 and 2023 is included in Section 5.4 Operating Expenses and Other Items.
A breakdown of total stock-based compensation expense for the three and nine months ended September 30, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Stock-based compensation expense	2024	2023	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	991	1,530	(539)
General and administrative expense (recovery)	(117)	983	(1,100)
Sales and marketing expense (recovery)	146	445	(299)
Stock-based compensation expense	$1,020	$2,958	$(1,938)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Stock-based compensation expense	2024	2023	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	3,693	4,231	(538)
General and administrative expense	1,833	2,711	(878)
Sales and marketing expense (recovery)	862	1,203	(341)
Stock-based compensation expense	$6,388	$8,145	$(1,757)
A breakdown of total depreciation and amortization expense for the three and nine months ended September 30, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Depreciation and amortization expense	2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$1,210	$1,067	$143
Research and product development expense	1,918	1,437	481
General and administrative expense	302	500	(198)
Sales and marketing expense	1	1	—
Depreciation and amortization expense	$3,431	$3,005	$426

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Depreciation and amortization expense	2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$3,669	$3,075	$594
Research and product development expense	5,728	4,704	1,024
General and administrative expense	1,163	1,441	(278)
Sales and marketing expense	2	4	(2)
Depreciation and amortization expense	$10,562	$9,224	$1,338
10.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$(204,531)	$(34,721)	$(169,810)
Depreciation and amortization	3,431	3,005	426
Finance expense	586	290	296
Income taxes (recovery)	—	20	(20)
EBITDA	$(200,514)	$(31,406)	$(169,108)
Stock-based compensation expense	1,020	2,958	(1,938)
Acquisition related costs	—	33	(33)
Finance and other (income) loss	(7,288)	(7,176)	(112)
Impairment charge on goodwill	40,277	—	40,277
Impairment charge on property, plant and equipment	106,762	—	106,762
Impact of unrealized (gains) losses on foreign exchange contracts	(368)	655	(1,023)
Adjusted EBITDA	$(60,111)	$(34,936)	$(25,175)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$(277,059)	$(95,322)	$(181,737)
Depreciation and amortization	10,562	9,224	1,338
Finance expense	1,607	835	772
Income taxes (recovery)	103	118	(15)
EBITDA	$(264,787)	$(85,145)	$(179,642)
Stock-based compensation expense	6,388	8,145	(1,757)
Acquisition related costs	—	776	(776)
Finance and other (income) loss	(21,013)	(29,183)	8,170
Impairment charge on goodwill	40,277	—	40,277
Impairment charge on property, plant and equipment	106,762	—	106,762
Impact of unrealized (gains) losses on foreign exchange contracts	243	(600)	843
Adjusted EBITDA	$(132,130)	$(106,007)	$(26,123)